UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2018

Commission file number: 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Amendment to Non-Binding Memorandum of Understanding

As previously announced on September 13, 2018, Todos Medical Ltd. (the “Company”) entered into a non-binding memorandum of understanding (“MOU”) with Orot+ (“Orot”) on September 3, 2018, which expired on November 17, 2018. On November 19, 2018, the Company and Orot entered into an amendment to the MOU extending the term of the MOU, which shall now expire upon the earlier of the signing of a definitive agreement between the parties or on December 31, 2018, unless extended by mutual consent of the parties.

Sale of Equity Securities

On November 18, 2018, the Company entered into a subscription agreement (the “Subscription Agreement”) with an Israeli investor pursuant to which the Company agreed to issue and sell 800,000 shares of the Company’s Ordinary Shares (the “Shares”) at a price per share of $0.125, as well as a warrant to purchase an additional 600,000 Shares at no additional consideration, for aggregate gross proceeds of $100,000. The warrant has a three year term and contains an exercise price equal to the lesser of (i) $0.12.5 or (ii) the average of the closing price of Company’s Ordinary Shares quoted on the OTCQB for the five (5) trading days immediately preceding an exercise of the warrant.

The securities issued are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S of the Securities Act, as the sale of the securities was to a non-U.S. investor. The securities have not been registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The form of Subscription Agreement is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Form of Subscription Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TODOS MEDICAL LTD.
(Registrant)

	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss Title: Chief Executive Officer

Date: November 23, 2018

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